                United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 11-K

                                  Annual Report

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

[X]    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
       1934

For the fiscal year ended December 31, 2001

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to _______________

Commission file number 0-7849

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  W. R. Berkley Corporation Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            W. R. Berkley Corporation
                               475 Steamboat Road
                               Greenwich, CT 06830

                  W. R. BERKLEY CORPORATION PROFIT SHARING PLAN

                          Index to Financial Statements

                                                                         Page(s)
                                                                         -------
Independent Auditors' Report.....................................           3

Statements of Net Assets Available for Plan Benefits as of
December 31, 2001 and 2000.......................................           4

Statements of Changes in Net Assets Available for Plan Benefits
for the years ended December 31, 2001 and 2000...................           5

Notes to Financial Statements....................................           6

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)....          11

                          INDEPENDENT AUDITORS' REPORT



To the Administrator of
W. R. Berkley Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the W. R. Berkley Corporation Profit Sharing Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001 and 2000 and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4 (i) - Schedule of Assets (Held at End of Year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             /s/ KPMG LLP


New York, New York
June 20, 2002

                  W. R. BERKLEY CORPORATION PROFIT SHARING PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2001 AND 2000

                                                      2001             2000
                                                  ------------      -----------
Assets:
Investments, at fair value (note 6)
   W.R. Berkley Corporation Common Stock Fund     $ 11,409,451       10,571,352
   Mutual Funds                                    152,801,978      162,209,513
   Participant Loans                                 4,075,143        4,014,539
                                                  ------------      -----------
        Total investments                          168,286,572      176,795,404

Contributions receivable

   Employer                                          9,017,375        7,312,050
   Employee                                            203,682          231,166
                                                  ------------      -----------
        Total receivables                            9,221,957        7,543,216
                                                  ------------      -----------

Net assets available for plan benefits            $177,507,629      184,338,620
                                                  ============      ===========


See accompanying notes to financial statements.

                  W. R. BERKLEY CORPORATION PROFIT SHARING PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                              2001                       2000
                                                                          -------------               -----------
Additions to net assets attributed to:
   Contributions:
        Employer contributions                                            $   9,021,719                 7,316,652
        Employee contributions                                                9,221,496                 9,005,422
        Rollovers                                                             2,578,141                 2,273,984
                                                                          -------------               -----------
          Total contributions                                                20,821,356                18,596,058
                                                                          -------------               -----------

   Investment income:
        Interest and dividend                                                 3,409,469                14,132,580
        Loan interest                                                           323,116                   304,775
        Net depreciation in fair value of investments (note 6)              (19,144,378)              (18,544,802)
                                                                          -------------               -----------
          Total investment loss                                             (15,411,793)               (4,107,447)
                                                                          -------------               -----------

          Total additions                                                     5,409,563                14,488,611
                                                                          -------------               -----------
Deductions from net assets attributed to:

   Benefits paid to participants                                             12,216,556                17,744,353
   Administrative expenses                                                       23,998                    25,139
                                                                          -------------               -----------
          Total deductions                                                   12,240,554                17,769,492
                                                                          -------------               -----------

Net decrease                                                                 (6,830,991)               (3,280,881)

Net assets available for plan benefits at:

   Beginning of year                                                        184,338,620               187,619,501
                                                                          -------------               -----------
   End of year                                                            $ 177,507,629               184,338,620
                                                                          =============               ===========

See accompanying notes to financial statements.

                  W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS

(1)      PLAN DESCRIPTION

         The following brief description of the W. R. Berkley Corporation (the Company) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         (a) GENERAL

         The Plan is a defined contribution plan and was established for the benefit of eligible employees of the Company and participating subsidiaries. The Plan was established as of January 1, 1973 and amended and restated as of January 1, 1994 to reflect the change in tax laws and restated as of January 1, 1995 to reflect changes in investment elections. The Plan was further restated as of January 1, 1998 to reflect changes in the tax law and the merger of Signet Star Holdings, Inc. Profit Sharing Plan into the Plan. In March 1999, the Plan was amended to provide for full and immediate vesting of the Plan participation accounts of employees whose employment is involuntarily terminated without cause in connection with the restructuring of certain subsidiaries of the Company (Restructuring Subsidiaries). In November 2001, the Plan was amended to provide participants of additional Restructuring Subsidiaries full and immediate vesting of the Plan participation accounts. The Plan is further amended and restated as of January 1, 2002 to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan is subject to the provision of the Employee Retirement Income Security Act of 1974 (ERISA).

         Effective July 1, 1997, Fidelity Investments (Fidelity) was appointed by the Profit Sharing Finance Committee as the trustee, custodian and recordkeeper for the Plan. The Company has a Profit Sharing Plan Finance Committee to select the investment alternatives provided by the Plan. The Company has a Profit Sharing Plan Administrative Committee to assist in the administration of the Plan.

         (b) CONTRIBUTIONS

         The major provisions related to contribution of the Plan include: (i) the minimum annual employer contribution is 5% of eligible compensation as defined; (ii) employer contributions are made on an annual basis;
         (iii) a Company 401(k) Savings Account was established in conjunction with the Profit Sharing Plan, whereby a minimum of 40% of the employer contribution to the Plan is allocated to the Company 401(k) account; and (iv) employees may elect to make voluntary tax-deferred contributions up to 16% of eligible compensation, subject to certain limitations, to the employee 401(k) account. The Board of Directors of each participating subsidiary approves contributions to the Plan.

         (c) PARTICIPANTS' ACCOUNTS

         The participant recordkeeping services are provided by Fidelity. Each participant's account is credited with the participant's contribution, the appropriate amount of the Company's contributions and an allocation of investment fund earnings or losses in which the participant has directed his or her contribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The account of each participant is valued on a daily basis.

                  W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS

         (d) VESTING

         Participants are 100% vested in their Employee 401(k) voluntary contributions as well as the employer contribution to their Company 401(k) account. Vesting in the portion of the employer contribution that is not allocated to the Company 401(k) account occurs at the rate of 20% per year beginning after three years of continuous employment, as defined, and participation in the Plan. In the event of death, disability or retirement, in accordance with the provisions of the Plan, the participant becomes 100% vested.

         (e) PAYMENTS OF BENEFITS

         On termination of employment, retirement or death, a participant or participant's beneficiary may elect to receive a lump sum or in annual installments, not to exceed 15 years. Distributions to terminated participants are based upon the closing price of the funds on the date the participant requests the distribution from Fidelity. Withdrawals to active participants are based on the date the withdrawals have been approved by the Plan Administrator and are processed by Fidelity.

         (f) FORFEITURES

         Forfeitures are retained in the Plan and are allocated among the accounts of the remaining participants as of the last day of the Plan year in which the forfeiture occurs. Forfeited employer contributions totaled $536,723 and $795,531 for the years ended December 31, 2001 and 2000, respectively.

         (g) PARTICIPANT LOANS

         Effective January 1, 1996, the Plan allowed participants to borrow from their account. Participants may borrow up to 50% of their vested account balance; the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the participant's vested account. A participant may request a loan for any reason and the loan may be repaid over 60 months. For the purchase of a primary residence, however, the loan may be repaid over 25 years. The loans are valued at their outstanding balance.

         The interest rate charged on the loan and repaid to the participant's account is determined by the Profit Sharing Plan Finance Committee and set for the duration of the loan. A participant may have two loans outstanding. Payment is made through payroll deductions or the loan may be paid in full by a lump-sum payment. A partial lump-sum repayment is not permitted. A participant with an outstanding loan balance, who separates from service with the Company, has the option of repaying the loan in a lump sum or continuing to pay the monthly loan payment amount directly to Fidelity.

                  W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS

         (h) INVESTMENTS

         Participants are responsible for directing the investment of the their respective accounts. The Plan consisted of the following twenty-six funds in 2001:

                  Fidelity Asset Manager(SM)                     Fidelity Magellan(R) Fund
                  Fidelity Contrafund(R)                         Fidelity Overseas Fund
                  Fidelity Diversified International Fund        Fidelity Puritan(R) Fund
                  Fidelity Equity Income Fund                    Fidelity Retirement Money Market Portfolio
                  Fidelity Freedom Income Fund(R)                Invesco Small Company Growth Fund - Investor Class
                  Fidelity Freedom 2000 Fund(R)                  Janus Mercury Fund
                  Fidelity Freedom 2010 Fund(R)                  Janus Worldwide Fund
                  Fidelity Freedom 2020 Fund(R)                  Morgan Stanley Institutional Fund Trust Value Portfolio
                  Fidelity Freedom 2030 Fund(R)                  PIMCO Low Duration Fund - Administrative Class
                  Fidelity Freedom 2040 Fund(SM)                 PIMCO Total Return Fund - Administrative Class
                  Fidelity Government Income Fund                Spartan(R) U.S. Equity Index Fund
                  Fidelity Growth Company Fund                   Strong Advisor Small Cap Value Fund - Class Z
                  Fidelity Intermediate Bond Fund                W.R. Berkley Corporation Common Stock Fund

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The following are the more significant accounting policies followed by the Plan:

         (a) BASIS OF ACCOUNTING AND USE OF ESTIMATES

         The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         (b) INVESTMENT VALUATION AND INCOME RECOGNITION

         The plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The stock fund is valued at its year-end unit closing price. A net asset value (NAV) per unit is determined on a daily basis. In determining the NAV, the value of the W.R. Berkley Corporation common stock is based on closing price of National Association of Securities Dealers Automated Quotation System or, if not available, the latest available price reported by the principle national securities exchange. The NAV will be adjusted by dividends paid on common stock, interest on short-term investments held in the fund and expenses of the fund. In calculating net asset value of mutual funds, investments are valued based on their market values, but when market quotations are not readily available, investments are valued based on fair value as determined in good faith in accordance with procedures established by the Trustee. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses are based on specific identification method. Interest income is recognized as earned. Dividends are recorded on the ex-dividend date.

         Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses, are paid from assets of, and applied against the investment performance of, the respective investment funds.

                  W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS

         (c) PLAN EXPENSE

         General expenses of operating and administering the Plan are paid by the Company but may be charged against investment fund assets in the future, as determined by the Company.

         (d) PAYMENT OF BENEFITS

         Benefits are recorded when paid.

         (e) RISKS AND UNCERTAINTIES

         The Plan offers a number of investment options including the Company common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

         The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the W.R. Berkley Common Stock Fund, which invest in security of a single issuer.

         .
  (3)    PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA.

         In the event of termination of the Plan, all amounts credited to the participants become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the participants in accordance with the value of each participant's account on the date of such termination.

(4)      TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated June 24, 1999 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(5)      PLAN AMENDMENTS

         a) NEW CATCH-UP CONTRIBUTIONS

         Effective January 1, 2002, if a participant reaches age 50 during the calendar year and is making the maximum Plan or IRS pre-tax contributions, the participant may make an additional "catch-up" contribution each pay period. Starting in 2002, the maximum annual catch-up contribution is $1,000. The Participant must make a separate election to take advantage of the catch-up contribution. This $1,000 catch-up contribution will increase to $2,000 in 2003; $3,000 in 2004; $4,000 in 2005; and $5,000 in 2006. After 2006, the catch-up contribution will be adjusted for inflation in $500 increments.

                  W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS

         b) SHORTENED SUSPENSION PERIOD AFTER HARDSHIP DISTRIBUTION

         Currently, participants are suspended from making pre-tax contributions for 12 months after taking a hardship withdrawal from the Plan. Starting on January 1, 2002, the suspension period will be shortened to six months.

         c) ROLLOVER CONTRIBUTIONS

         On January 1, 2002, a Participant may roll over eligible pre-tax contributions from another 401(a), 403(a), 403(b) plan, or governmental 457(b) retirement plans into this Plan. Taxable amounts from an IRA may also be rolled over into this Plan.

(6)      INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2001 and 2000:

                                                                     2001                    2000
                                                                     ----                    ----
         W. R. Berkley Corporation Common Stock Fund              $11,409,451            $10,571,352

         Mutual Funds:
            Fidelity Contrafund(R)                                 31,379,728             37,240,305
            Fidelity Growth Company Fund                            9,120,490             11,588,427
            Fidelity Magellan(R) Fund                               8,501,099              8,582,530
            Fidelity Puritan(R) Fund                               16,353,121             16,539,659
            Fidelity Retirement Money Market Portfolio             19,936,102             17,277,790
            Janus Mercury Fund                                     10,004,172             14,516,964
            Spartan(R) US Equity Index Fund                        14,943,839             16,480,854

         The net appreciation (depreciation) on investments (including gains and losses on investments bought and sold, as well as held) for the years ended December 31, 2001 and 2000 is as follows:

                                                                        2001                     2000
                                                                    ------------             ------------
         W. R. Berkley Corporation Common Stock Fund                $  1,765,297             $  6,440,756
         Mutual funds                                                (20,909,675)             (24,985,558)
                                                                    ------------             ------------

         Net (depreciation) in fair value of investments            $(19,144,378)            $(18,544,802)
                                                                    ============             ============

                  W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
        SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2001

              IDENTITY OF ISSUER                                            DESCRIPTION                              CURRENT VALUE
              ------------------                                            -----------                              -------------
*W. R. Berkley Common Stock Fund                       Common Stock Fund; 667,610 shares                             $ 11,409,451
                                                                                                                     ------------
*Fidelity Asset Manager Fund(SM)                       Mutual funds; 179,874 shares                                  $  2,788,046
*Fidelity Contrafund(R)                                Mutual funds; 733,685 shares                                    31,379,728
*Fidelity Diversified International Fund               Mutual funds; 57,951 shares                                      1,105,705
*Fidelity Equity Income Fund                           Mutual funds; 116,625 shares                                     5,687,811
*Fidelity Freedom Income Fund(R)                       Mutual funds; 9,850 shares                                         107,656
*Fidelity Freedom 2000 Fund(R)                         Mutual funds; 29,769 shares                                        342,939
*Fidelity Freedom 2010 Fund(R)                         Mutual funds; 56,130 shares                                        707,797
*Fidelity Freedom 2020 Fund(R)                         Mutual funds; 87,877 shares                                      1,104,356
*Fidelity Freedom 2030 Fund(R)                         Mutual funds; 73,791 shares                                        926,812
*Fidelity Freedom 2040 Fund(SM)                        Mutual funds; 258 shares                                             1,905
*Fidelity Government Income Fund                       Mutual funds; 633,022 shares                                     6,311,232
*Fidelity Growth Company Fund                          Mutual funds; 171,373 shares                                     9,120,490
*Fidelity Intermediate Bond Fund                       Mutual funds; 689,503 shares                                     7,115,670
*Fidelity Magellan(R) Fund                             Mutual funds; 81,569 shares                                      8,501,099
*Fidelity Overseas Fund                                Mutual funds; 133,291 shares                                     3,654,849
*Fidelity Puritan(R) Fund                              Mutual funds; 925,474 shares                                    16,353,121
*Fidelity Retirement Money
   Market Portfolio                                    Mutual funds; 19,936,102 shares                                 19,936,102
 Invesco Small Company Growth Fund                     Mutual funds; 175,703 shares                                     2,133,029
 Janus Mercury Fund                                    Mutual funds; 481,201 shares                                    10,004,172
 Janus Worldwide Fund                                  Mutual funds; 145,725 shares                                     6,388,595
 Morgan Stanley Institutional Fund Trust Value
   Portfolio                                           Mutual funds; 105,359 shares                                     1,603,571
 PIMCO Low Duration Fund - Administrative Class        Mutual funds; 39,334 shares                                        396,094
 PIMCO Total Return Fund - Administrative Class        Mutual funds; 176,034 shares                                     1,841,311
 Spartan(R) US Equity Index Fund                       Mutual funds; 367,713 shares                                    14,943,839
 Strong Advisor Small Cap Value Fund - Class Z         Mutual funds; 17,114 shares                                        346,049
                                                                                                                     ------------
      Subtotal                                                                                                       $152,801,978
                                                                                                                     ------------

*Participant Loans                                     769 participant loans (interest rates range 6% to 9.5%)          4,075,143
                                                                                                                     ------------

                        Total                                                                                        $168,286,572
                                                                                                                     ============

* Party-in-interest as defined by ERISA

See accompanying independent auditors' report.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                  W. R. BERKLEY CORPORATION


                                                  By /s/ WILLIAM R. BERKLEY
                                                       William R. Berkley
                                                       Chairman of the Board and
                                                       Chief Executive Officer

June 20, 2002